B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

Thursday, November 28, 2002

02060523

SEC EXEMPTION #82-4245

Office of International Finan
Securities & Exchange Comı
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

02 DEC 11 AM 9:07

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Enclosures: Press Release – November 27, 2002

dw 12/18

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com

SEC EXEMPTION #82-4245

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Wednesday, November 27, 2002

For Immediate Release: Stock Symbol: TSX: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES SECOND QUARTER RESULTS

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario, is pleased to report its unaudited consolidated financial and operating results for the second quarter ended November 2, 2002.

Sales for the first six months were $4,142,183 compared to $3,904,292 during the same period last year. Operating earnings were $1,102,491 ($0.14 per share) compared to $988,004 ($0.12 per share), a 12% increase over the same period last year. Earnings before income taxes were $452,520 compared to $381,875 for the same period last year. Net earnings were $264,436 ($0.03 per share) compared to $381,875 ($0.05 per share) for the same period last year.

Sales for the second quarter were $2,304,829 compared to $2,285,704 during the same period last year. Operating earnings were $680,869 ($0.08 per share) compared to $595,745 ($0.07 per share) for the same period last year, representing an increase of 14%. Earnings before income taxes were $355,965 compared to $294,078 for the same period last year. Net earnings were $208,219 ($0.03 per share) compared to $294,078 ($0.04 per share) for the same period last year.

FINANCIAL HIGHLIGHTS (unaudited)

	Twenty-six Weeks Ended Nov. 2, 2002	Twenty-six Weeks Ended Nov. 3, 2001	**Thirteen Weeks Ended Nov. 2, 2002**	Thirteen Weeks Ended Nov. 3, 2001
Sales	**$ 4,142,183**	$ 3,904,292	**$ 2,304,829**	$ 2,285,704
Operating earnings (EBITDA)[1]	**1,102,491**	988,004	**680,869**	595,745
Earnings before income taxes	**452,520**	381,875	**355,965**	294,078
Income taxes	**188,084**	-	**147,746**	-
Net earnings	**264,436**	381,875	**208,219**	294,078
Operating earnings per share (EBITDA)[1]	**$ 0.14**	$ 0.12	**$ 0.08**	$ 0.07
Basic and diluted earnings per share	**0.03**	0.05	**0.03**	0.04

1. BFS uses operating earnings (EBITDA) to assess the operating performance of its business. Operating earnings (EBITDA) represents earnings before interest, income taxes and amortization. Operating earnings (EBITDA) do not have a standardized meaning prescribed by generally accepted accounting principles and therefore, is unlikely to be comparable to operating earnings (EBITDA) as reported by other publicly traded companies.

The Toronto Stock Exchange has advised BFS that it is reviewing the Corporation's eligibility for continued listing. BFS falls below certain market value and trading thresholds that the TSX requires of listed companies. BFS has until February 6, 2003 to satisfy the TSX that it has met the TSX continued listing standards. In the event that BFS is unable to maintain such requirements, the Corporation will review other opportunities that will provide a quoted market for its common shares.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVD's for resale to retail and catalogues throughout North America. The Corporation's strategy is to continue to acquire new programming for North America and to expand its distribution channels. The Corporation is also continuing to look for small companies that can be acquired to fit the current business model.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com